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                                                       Exhibit (a)(4)


PRESS RELEASE

MISYS PLC AGREES TO ACQUIRE SUNQUEST INFORMATION SYSTEMS, INC.


TUCSON, Ariz.--(BUSINESS WIRE)--June 25, 2001--Sunquest Information Systems, Inc., (Nasdaq:SUNQ - news), announced today that it has agreed to be acquired by Misys plc, a leading software company headquartered in the United Kingdom, pursuant to a cash tender offer at $24 per share.

The Boards of both companies have unanimously approved this transaction.

The acquisition is to be accomplished through a cash tender offer for all of Sunquest's common stock at a price of $24 per share. Following completion of the tender offer, Misys will consummate a merger in which all of the remaining Sunquest shareholders will receive the same price paid in the tender offer in cash. The transaction is subject to regulatory approvals and to other customary conditions, including the tender of at least 80% of the outstanding Sunquest shares on a fully diluted basis. Dr. Sidney Goldblatt, Sunquest's co-founder, Chairman and Chief Executive Officer, and trusts for the benefit of Dr. Goldblatt's children have agreed, subject to certain conditions, to tender all Sunquest shares beneficially owned by them, representing 76% of the outstanding shares, to Misys. Misys will finance the acquisition with a new credit facility and from its existing cash resources. The companies expect the tender offer to close in approximately 30 days.

Once the acquisition is completed, Sunquest will become a wholly owned subsidiary of Misys and will remain headquartered in Tucson.

"Sunquest's fit with Misys, a larger and more diverse company, is an excellent one. The acquisition of the Company by Misys should foster the continued success and growth of Sunquest and provide an excellent environment to preserve the culture of the Company, including its strong service ethic. We believe the various stakeholders in the Company - shareholders, customers and employees -- will applaud this event." said Dr. Goldblatt. Kevin Lomax, Chairman of Misys, stated that "The acquisition of Sunquest will consolidate Misys's position as a leading provider of healthcare information systems, extending Misys's presence into the acute care market with a strong position to exploit the expected growth in clinical systems. The combination of our subsidiary Medic's leading position in physician practice management systems and Sunquest's strengths in the clinical environment will have broad capabilities to meet US healthcare providers' increasing requirements for information systems which improve efficiency and enhance patient care."



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About Sunquest Information Systems, Inc.

Sunquest Information Systems, Inc. is a market leader in clinical data management with more than 1,250 sites worldwide. The Company designs, develops, and supports a comprehensive suite of information products for hospitals, independent laboratories and healthcare networks to include laboratory, radiology, and pharmacy systems. Sunquest uses open systems that are scalable to any size hospital or healthcare network.

Characterized by service excellence, Sunquest also develops Clinical Event Manager, a cross-platform communication system that issues clinical alerts via e-mail or pager. e-Suite, Inc., a wholly owned subsidiary of Sunquest, is an application service provider delivering clinical and financial information systems to laboratories over the Internet. Another wholly owned subsidiary, Diagnostix.com, Inc., will provide healthcare participants with secure, online access to essential patient-centric clinical information and analytical tools. Sunquest's consulting division, Balanced View Consulting, provides a wide array of management and technical tools, including lab redesign and optimization, outreach and lab network program development, and operational business and implementation plans in addition to HIPAA compliance assessment and implementation services. For more information, visit www.sunquest.com. or call 800/748-9658 or 520/570-2000.

About Misys plc

Misys is the UK's largest independent applications software products group. Its principal activities are the development and licensing of application software products to customers in well defined vertical markets within the Financial Services and Healthcare sectors, together with transaction processing professional services and e-commerce activities. Misys employees nearly 6,000 professionals internationally.

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Sunquest. At the time the tender offer is commenced, Misys will file a Tender Offer Statement and Sunquest will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation will contain important information that should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Sunquest, at no expense to them. These documents will also be available at no charge at the SEC's website at www.sec.gov.

This press release and other reports and communications to shareholders contain forward-looking statements, including statements which contain words such as "will," "expects," "believes," "plans," "anticipates," and words of similar impact. Certain other factors affecting future performance, including but not limited to dependence on laboratory information system products, competition in the marketplace, purchase and installation decisions of customers, pricing decisions of competitors, changes in regulatory requirements, product status and development risks, uncertainties concerning the commercial use of the Internet, and dependence on third party products, could cause actual results to differ materially from such forward-looking statements. These and other factors affecting future performance are detailed in the Company's Securities and Exchange Commission filings. The Company undertakes no obligation to publicly update or revise any forward-looking statements. Sunquest and Sunquest Information Systems, among other marks, are registered trademarks of Sunquest Information Systems, Inc. e-Suite and Diagnostix.com, among other marks, are trademarks of Sunquest Information Systems, Inc.